Exhibit (d)(4)

Option Grant Notification

To:	«FIRST_NAME» «LAST_NAME»
«EMAIL_ADDRESS»
Employee ID: «ID»
Subject:	Option Grant

Congratulations! We are pleased to inform you that the Board of Directors has granted to you a Non-Qualified Stock Option Number «NUM» for «SHARES_GRANTED» shares of KLA-Tencor Corporation common stock at XXXX per share. The date of grant of the option is XXXXX

Shares under this option become exercisable based upon your continuous full-time service as follows: 20% of the total shares granted become exercisable one year from XXXX. The remainder of the shares becomes exercisable at the rate of 1/48 of the remainder for each full month of continuous service thereafter. The option will be fully vested 60 months from XXXX, subject to your continued full-time service.

The vesting under this option for current or future continuous part-time service follows the schedule above and is pro rated based on your regular approved schedule of record, as follows:

≤ 4 hours	= 10%	21-24 hours	= 60%
5-8 hours	= 20%	25-28 hours	= 70%
9-12 hours	= 30%	29-32 hours	= 80%
13-16 hours	= 40%	33-36 hours	= 90%
17-20 hours	= 50%	> 36 hours	= 100%

Should you go on a leave of absence, your vesting will cease on the 1st day of your leave (unless otherwise required by law or as determined in writing by the Plan Administrator, in its sole discretion) and will recommence upon your return to work. Vesting will also cease on your termination of employment for any reason, including pursuant to a reduction-in-force.

The option will expire on XXXXXX. Any unvested options due to either part-time status or leave of absence and/or vested options not exercised on or prior to the expiration date shall expire. Vested options may be exercised up to 3 months after terminating employment with KLA-Tencor. After that date, all options will be cancelled.

The grant of an Option and the issuance of Shares upon exercise of the Option are subject to compliance with all of the applicable requirements of all laws or regulations with respect to such options. Neither the grant of this option nor the vesting schedule alter the terms of your employment, which remain at-will and subject to termination by KLA-Tencor or you at any time, with or without cause or notice.

For the other terms and conditions relating to your stock option, please see the 2000 Nonstatutory Stock Option Plan Document on the Employee Stock Services Web-site. Both of these can be accessed through the KLA-Tencor Intranet site:

XXXXXXXX

Questions should be directed to XXXXXXX or via e-mail at XXXXXXX

THIS MEMO IS YOUR OFFICIAL NOTIFICATION OF THIS STOCK GRANT. NO ADDITIONAL DOCUMENTATION WILL BE SENT TO YOU CONCERNING THIS GRANT.